Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated September 30, 2008, relating to the consolidated financial statements and financial statement schedule of Maxim Integrated Products, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of (i) Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,* effective July 1, 2007, (ii) Emerging Issues Task Force Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements* and (iii) Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* effective June 25, 2005), and of our report dated September 30, 2008 on the effectiveness of Maxim Integrated Products Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Maxim Integrated Products, Inc. for the year ended June 28, 2008.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 19, 2009